EX 99.28(h)(5)

Administrative Fee Waiver Agreement

This Agreement, dated as of the 25th day of September, 2017, is between JNL Series Trust (the “Trust”) on behalf of each of its series of shares (each a “Fund” and collectively, the “Funds”) listed on Schedule A attached hereto, as may be amended from time to time, and Jackson National AssetManagement, LLC (the “Administrator”) (the “Agreement”).

Whereas, pursuant to an administration agreement between the Trust and the Administrator (the “Administration Agreement”), the Administrator furnishes administrative services to each Fund of the Trust and is paid an administration fee as described in and set forth on Schedule B of the Administration Agreement; and

Whereas, the Trust and the Administrator desire to enter into the arrangements described herein relating to the administration fee of the Funds.

Now, Therefore, the Trust and the Administrator hereby agree as follows:

1.          The Administrator hereby agrees to waive, for each Fund listed on Schedule A, a portion of its administration fee in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees of the Trust (the “Board”) from time to time, but no more frequently than annually.  For any master feeder funds listed on Schedule A, the amount waived and approved by the Board shall in no event be less than the amount necessary to have the administrative fee charged be based on services provided that are in addition to and not duplicative of services provided under the administration contract of its corresponding master fund.

2.          The waiver described in Section 1 above is not subject to recoupment by the Administrator.

3.          The Administrator understands and intends that the Funds will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Trust on Form N-1A with the U.S. Securities and Exchange Commission, (b) in accruing each Fund’s expenses for purposes of calculating its net asset value per share, and (c) for certain other purposes and expressly permits the Funds to do so.

4.          This Agreement shall have an initial term expiring one year from the date of this Agreement for each Fund (the “Initial Term”).  The Administrator may extend this Agreement for each Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year, and thereafter this Agreement shall automatically renew upon the end of the then current term for a new one-year term with respect to each Fund unless the Administrator provides written notice of the termination of this Agreement to the Board within 30 days prior to the end of the then current term for that Fund.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

JNL Series Trust		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO

Schedule A
Dated September 25, 2017
(List of Funds)

Fund	Class A Waiver	Class I Waiver
JNL/DFA Moderate Allocation Fund	None	0.05%
JNL/DFA Growth Allocation Fund	None	0.05%
JNL/DFA U.S. Core Equity Fund	None	0.05%
JNL/Mellon Capital MSCI KLD 400 Social Index Fund	None	0.05%
JNL/Mellon Capital Utilities Sector Fund	None	0.05%
JNL/Mellon Capital S&P 1500 Growth Index Fund	None	0.05%
JNL/Mellon Capital S&P 1500 Value Index Fund	None	0.05%
JNL/Mellon Capital Consumer Staples Sector Fund	None	0.05%
JNL/Mellon Capital Materials Sector Fund	None	0.05%
JNL/Mellon Capital Industrials Sector Fund	None	0.05%
JNL/Mellon Capital Real Estate Sector Fund	None	0.05%
JNL/S&P International 5 Fund	None	0.05%
JNL/S&P Mid 3 Fund	None	0.05%
JNL/Vanguard Moderate Allocation Fund	None	0.12%
JNL/Vanguard Moderate Growth Allocation Fund	None	0.12%
JNL/Vanguard Growth Allocation Fund	None	0.12%

A-1